# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Greenfire Resources Ltd., CIK 0001966287
CUSIP: 39525U107
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 1900 - 205 5th Avenue SW, Calgary, Alberta Canada (A0), T2P 2V7
Date of event which requires filing of this statement: 12/23/2024
Amends the filing with accession number 0000919574-23-005446
Filed by CIK 0001421306
Persons authorized to receive notices and communications: Aaron Michael Daniels, Esq., Brigade Capital Management, LP, 399 Park Ave, 16th Floor, New York, New York (NY), 10022, 212-745-9700

## Reporting persons
- Brigade Capital Management, LP (CIK 0001421306): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Brigade Capital Management GP, LLC (CIK 0001695885): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Donald E. Morgan, III (CIK 0001421308): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: Greenfire Resources Ltd.
Address of issuer's principal executive offices: 1900 - 205 5th Avenue SW, Calgary, Alberta Canada (A0), T2P 2V7
Comment: The name of the issuer is Greenfire Resources Ltd. (the "Issuer"). The address of the Issuer's principal offices is Suite 1900 - 205 5th Avenue SW, Calgary, Alberta T2P 2V7. This Amendment No. 3 to Schedule 13D relates to the Issuer's Common Shares (the "Common Shares" or "Shares").

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by Brigade Capital Management, LP , a Delaware limited partnership ("Brigade CM"), Brigade Capital Management GP, LLC, a Delaware limited liability company ("Brigade GP") and Donald E. Morgan, III.

Brigade CM, Brigade GP and Mr. Morgan are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons" or "Brigade."
Residence or business address: The principal business address of the Reporting Persons is 399 Park Avenue, 16th Floor, New York, NY 10022.
Present principal occupation or employment:
The principal business of Brigade CM is managing investments.

Brigade GP is the general partner of Brigade CM.

Mr. Morgan is the managing member of Brigade GP.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each natural person identified in this Item 2 is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The funds used for the acquisition of the Common Shares previously reported came from the working capital of private funds and accounts advised by Brigade CM.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons are filing this Schedule 13D/A to report that, on December 23, 2024, Brigade CM entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with (i) M3-Brigade Sponsor III LP, (ii) Waterous Energy Fund III (Canadian) LP, Waterous Energy Fund III (US) LP, Waterous Energy Fund III (International) LP, Waterous Energy Fund III (Canadian FI) LP, Waterous Energy Fund III (International FI) LP (collectively, the WEF Energy Funds") and (iii) the Issuer, pursuant to which Brigade CM and M3-Brigade Sponsor III LP agreed to, among other things, sell all of the Common Shares and warrants held (or beneficially owned, as applicable) by them to the WEF Energy Funds for an aggregate sale price of $81,853,033.15 or $7.83 per Common Share and $3.37 per warrant.

The foregoing was a summary of certain material terms of the Securities Purchase Agreement. The foregoing description is not, and does not purport to be, complete and, except as otherwise described above, is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, which has been filed as Exhibit B, and is incorporated herein by reference.

The Reporting Persons are also filing this Schedule 13D/A to report that Matthew Perkal, an employee of Brigade CM, has resigned from the Issuer's Board of Directors.

Although the Reporting Persons do not have any specific plan or proposal to acquire, transfer or dispose of Common Shares at the time of this filing, consistent with their investment purpose, the Reporting Persons may, either directly or through one or more affiliates, from time to time or at any time and subject to price, market and general economic and fiscal conditions and other factors, acquire or seek to acquire additional shares of Common Shares in the open market, in privately negotiated transactions or otherwise, or dispose of or seek to dispose of all or a portion of such shares of Common Shares now owned or hereafter acquired. The Reporting Persons reserve the right to change their intention with respect to any or all of the matters required to be disclosed in this Item 4.

The Reporting Persons have not made a determination regarding a maximum or minimum number of shares of Common Shares or other securities of the Issuer that it may hold at any point in time.

Except as set forth herein and below, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by such persons with respect to the Issuer, the foregoing is subject to change at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Persons beneficially own an aggregate of 0 Common Shares, representing approximately 0% of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date hereof, the Reporting Persons have the shared power to vote and dispose of 0 Common Shares.
Transactions in the class effected during the past sixty days: Other than the Shares sold pursuant to the Securities Purchase Agreement as described in Item 4, there have been no transactions in the Shares by the Reporting Persons during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares as of December 23, 2024.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Other than as described below and in Item 4 herein, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Donald E. Morgan, III owns limited partnership interests in M3-Brigade Sponsor III LP, a sponsor investment vehicle that previously held Common Shares of the Issuer. Mr. Morgan did not have beneficial ownership of the Issuer's Common Shares held by M3-Brigade Sponsor III LP.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A - Joint Filing Statement

Exhibit B - Securities Purchase Agreement

## Signatures
- Brigade Capital Management, LP: /s/ Donald E. Morgan, III, Donald E. Morgan, III, Managing Member of its General Partner (12/26/2024)
- Brigade Capital Management GP, LLC: /s/ Donald E. Morgan, III, Donald E. Morgan, III, Managing Member (12/26/2024)
- Donald E. Morgan, III: Donald E. Morgan, III, Donald E. Morgan, III, individually (12/26/2024)